Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 21, 2012

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Mountain Resources, Inc.
Amendment No. 4 to Form 8-K
Filed January 12, 2012
File No. 000-54444

Dear Mr. Schwall:

On behalf of Red Mountain Resources, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 22, 2012, relating to the above-captioned Form 8-K (“Form 8-K”). Captions and page references herein correspond to those set forth in Amendment No. 5 to the Form 8-K (“Amendment No. 5”), a copy of which has been marked with the changes from Amendment No. 4 filed on January 12, 2012. We are also delivering three (3) courtesy copies of such marked Amendment No. 5 to Norman von Holtzendorff. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 4 to Form 8-K

Disclosure of Oil and Gas Operations, page 35

1.	In comment 48 of our September 30, 2011 letter, we asked that you comply with Items 1201-1208 of Regulation S-K. Please amend your document to include the figures for the material proved undeveloped reserve changes during 2011, the source(s) of such change and the figures for year-end 2011 PUD reserves. Disclose whether you converted any PUD reserves to developed status; if so, present the costs incurred in the conversion. See Item 1203 of Regulation S-K.

Securities and Exchange Commission

June 21, 2012

We have revised the disclosure on page 36 of Amendment No. 5 to the Form 8-K as requested.

2.	Please file, as exhibits, the third party reports as described in Item 1202(a)(8) of Regulation S-K.

We have filed the third party reports as exhibits to the Form 8-K as requested.

3.	Attachment #1 in the third party engineering report for the Madera area presents the information for “Madera Area Analog Wells”. Please furnish the following to us supplementally: the production decline curves used to estimate the these analog wells’ estimated ultimate recoveries; and base maps showing these analogs in relation to the PUD locations included in the report. Please ensure the decline curves include decline parameters, EURs and cumulative production. The maps should present well identity, such as API number.

The above-referenced information is being supplementally provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with Rule 12b-4, the Company has requested that these materials be returned promptly following completion of the Staff’s review thereof. The Company also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. 200.83.

4.	In comment 52, we asked for an illustration of the unit production cost (without severance/ad valorem taxes) calculation which is 18¢/MCFE for YE 2011. Please tell us the components of the 2011 fiscal year lease operating expenses presented on page F-4 as $165,180. Address whether “Gas transportation and marketing charge” ($236,476 for YE 2011) is incorporated in the reserve reports’ evaluation of proved reserves as a product price reduction or a component of production cost.

With respect to the first part of the Staff’s comment, the components of 2011 fiscal year lease operating expenses presented on page F-4 primarily includes labor, water disposal, compression, operator overhead, repairs and maintenance.  Lease operating expense also includes approximately $55,000 in costs related to producing well workovers and repairs that the Company considers non-recurring.

With respect to the second part of the Staff’s comment, gas transportation and marketing charges were not incorporated in the reserve reports’ evaluation of proved reserves as either a product of price reduction or a component of production cost. The Company will ensure that such information will be incorporated in the Company’s upcoming Annual Report on Form 10-K for the fiscal year ended May 31, 2012 (and all future reports) as a product of price reduction.

Securities and Exchange Commission

June 21, 2012

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Alan Barksdale
Hilda Kouvelis